NSAR Sub-Item 77D (g)

Royce Micro-Cap Trust, Inc.

        On April 25, 2002, the Board of Directors of Royce Micro-Cap Trust, Inc. (the "Fund") voted to amend the Fund's non-fundamental investment policies to require it to normally invest at least 80% of its net assets in the equity securities of micro-cap companies. Previously the Fund's policies had required it to invest 65% of its net assets in the equity securities of micro-cap companies.